

Mail Stop: 3561

October 3, 2016

Via E-Mail
Mr. Miguel Ángel Peirano
Chief Executive Officer
Andina Bottling Company Inc.
Miraflores 9153, 7th Floor
Renca-Santiago, Chile
Republic of Chile

> **Re:** **Andina Bottling Company Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 28, 2016**
> **File No. 001-13142**

Dear Mr. Peirano:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Note 2 – Basis of Preparation of Consolidated Financial Statements and Summary of Significant Accounting Policies
2.6 Property, plant, and equipment, page F-18

1. Please tell us your policy for capitalizing bottles and containers including how returnable and non-returnable items are treated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3651 if you have any questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining